Exhibit 99.2

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	July 31, 2011	July 31, 2010
Interest, Dividend and Fee Income
Loans	$1,990	$1,907	$1,932	$1,925	$1,845	$5,829	$5,345
Securities	633	597	634	563	543	1,864	1,571
Deposits with banks	35	34	21	23	18	90	51
	2,658	2,538	2,587	2,511	2,406	7,783	6,967
Interest Expense
Deposits	660	639	679	666	610	1,978	1,696
Subordinated debt	44	38	33	32	30	115	87
Capital trust securities	7	6	12	14	18	25	57
Other liabilities	255	235	236	189	177	726	502
	966	918	960	901	835	2,844	2,342
Net Interest Income	1,692	1,620	1,627	1,610	1,571	4,939	4,625
Provision for credit losses (Note 2)	174	145	248	253	214	567	796
Net Interest Income After Provision for Credit Losses	1,518	1,475	1,379	1,357	1,357	4,372	3,829
Non-Interest Revenue
Securities commissions and fees	290	309	302	266	258	901	782
Deposit and payment service charges	205	188	195	199	206	588	603
Trading revenues (losses)	141	137	208	166	(1)	486	338
Lending fees	141	138	149	144	148	428	428
Card fees	20	50	45	65	67	115	168
Investment management and custodial fees	128	95	92	91	90	315	264
Mutual fund revenues	164	158	154	144	139	476	406
Securitization revenues	211	179	167	188	167	557	490
Underwriting and advisory fees	141	143	152	135	91	436	310
Securities gains, other than trading	32	48	32	40	9	112	110
Foreign exchange, other than trading	22	33	23	22	22	78	71
Insurance income	47	40	122	83	70	209	238
Other	40	79	78	76	70	197	148
	1,582	1,597	1,719	1,619	1,336	4,898	4,356
Net Interest Income and Non-Interest Revenue	3,100	3,072	3,098	2,976	2,693	9,270	8,185
Non-Interest Expense
Employee compensation (Note 8)	1,207	1,131	1,210	1,120	1,062	3,548	3,244
Premises and equipment	386	376	343	379	337	1,105	964
Amortization of intangible assets	58	42	50	46	52	150	157
Travel and business development	100	90	86	109	85	276	234
Communications	63	61	60	60	61	184	169
Business and capital taxes	12	14	11	10	19	37	42
Professional fees	132	130	99	118	98	361	254
Other	153	179	187	181	184	519	503
	2,111	2,023	2,046	2,023	1,898	6,180	5,567
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	989	1,049	1,052	953	795	3,090	2,618
Provision for income taxes	178	231	258	196	107	667	491
	811	818	794	757	688	2,423	2,127
Non-controlling interest in subsidiaries	18	18	18	18	19	54	56
Net Income	$793	$800	$776	$739	$669	$2,369	$2,071

Preferred share dividends	$39	$34	$34	$34	$33	$107	$102
Net income available to common shareholders	$754	$766	$742	$705	$636	$2,262	$1,969
Average common shares (in thousands)	589,849	568,829	567,301	565,088	561,839	575,398	558,047
Average diluted common shares (in thousands)	592,146	571,407	569,938	568,083	565,196	577,901	561,454
Earnings Per Share (Canadian $) (Note 12)
Basic	$1.28	$1.35	$1.31	$1.25	$1.13	$3.93	$3.53
Diluted	1.27	1.34	1.30	1.24	1.13	3.91	3.51
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	2.10	2.10

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2011 • 29

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010
Assets
Cash and Cash Equivalents	$33,026	$24,415	$20,717	$17,368	$15,083
Interest Bearing Deposits with Banks	5,035	3,336	3,522	3,186	3,121
Securities
Trading	73,882	73,215	74,377	71,710	66,300
Available-for-sale	51,954	46,276	47,367	50,543	51,899
Other	1,079	1,093	1,137	1,146	1,151
	126,915	120,584	122,881	123,399	119,350
Securities Borrowed or Purchased Under Resale Agreements	38,301	33,040	35,887	28,102	24,317
Loans
Residential mortgages	54,493	49,560	50,294	48,715	47,097
Consumer instalment and other personal	58,035	52,189	51,751	51,159	49,741
Credit cards	2,239	1,936	3,221	3,308	3,304
Businesses and governments	85,363	66,127	66,334	68,338	68,407
	200,130	169,812	171,600	171,520	168,549
Customers’ liability under acceptances	7,000	6,620	7,194	7,001	6,885
Allowance for credit losses (Note 2)	(1,689)	(1,736)	(1,880)	(1,878)	(1,879)
	205,441	174,696	176,914	176,643	173,555
Other Assets
Derivative instruments	47,767	44,268	39,354	49,759	47,947
Premises and equipment	1,977	1,519	1,537	1,560	1,565
Goodwill	3,374	1,584	1,598	1,619	1,627
Intangible assets	1,511	848	822	812	748
Other	13,210	8,938	10,012	9,192	10,073
	67,839	57,157	53,323	62,942	61,960
Total Assets	$476,557	$413,228	$413,244	$411,640	$397,386
Liabilities and Shareholders’ Equity
Deposits (Note 10)
Banks	$22,983	$18,957	$19,882	$19,435	$19,262
Businesses and governments	148,180	135,233	133,084	130,773	123,882
Individuals	120,249	99,197	98,634	99,043	99,647
	291,412	253,387	251,600	249,251	242,791
Other Liabilities
Derivative instruments	43,890	41,145	37,393	47,970	45,110
Acceptances	7,000	6,620	7,194	7,001	6,885
Securities sold but not yet purchased	25,412	23,631	22,152	16,438	18,424
Securities lent or sold under repurchase agreements	53,893	43,912	52,143	47,110	42,237
Other	22,257	16,570	16,656	17,414	16,175
	152,452	131,878	135,538	135,933	128,831
Subordinated Debt (Note 9)	5,284	5,208	3,713	3,776	3,747
Capital Trust Securities (Note 10)	400	400	400	800	800
Shareholders’ Equity
Share capital (Note 11)	13,972	9,951	9,572	9,498	9,311
Contributed surplus	112	102	102	92	90
Retained earnings	13,863	13,556	13,192	12,848	12,539
Accumulated other comprehensive loss	(938)	(1,254)	(873)	(558)	(723)
	27,009	22,355	21,993	21,880	21,217
Total Liabilities and Shareholders’ Equity	$476,557	$413,228	$413,244	$411,640	$397,386

The accompanying notes are an integral part of these interim consolidated financial statements.

30 • BMO Financial Group Third Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Net income	$793	$669	$2,369	$2,071
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	49	39	(66)	(64)
Net change in unrealized gains (losses) on cash flow hedges	228	217	78	(54)
Net gain (loss) on translation of net foreign operations	39	54	(392)	(206)
Total Comprehensive Income	$1,109	$979	$1,989	$1,747

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Preferred Shares
Balance at beginning of period	$2,861	$2,571	$2,571	$2,571
Issued during the period (Note 11)	-	-	290	-
Balance at End of Period	2,861	2,571	2,861	2,571
Common Shares
Balance at beginning of period	7,090	6,590	6,927	6,198
Issued during the period (Notes 7 and 11)	3,961	-	3,961	-
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	43	124	135	381
Issued under the Stock Option Plan	17	26	88	161
Balance at End of Period	11,111	6,740	11,111	6,740
Contributed Surplus
Balance at beginning of period	102	88	92	79
Stock option expense/exercised	10	2	20	11
Balance at End of Period	112	90	112	90
Retained Earnings
Balance at beginning of period	13,556	12,299	12,848	11,748
Net income	793	669	2,369	2,071
Dividends – Preferred shares	(39)	(33)	(107)	(102)
– Common shares	(446)	(393)	(1,242)	(1,175)
Share issue expense	(1)	(3)	(5)	(3)
Balance at End of Period	13,863	12,539	13,863	12,539
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	400	377	515	480
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(33), $(19), $17 and $7)	54	36	(44)	(12)
Reclassification to earnings of (gains) losses in the period (net of income tax (provision) recovery of $nil, $(1), $9 and $23)	(5)	3	(22)	(52)
Balance at End of Period	449	416	449	416
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	(88)	(257)	62	14
Gains on cash flow hedges arising during the period (net of income tax provision of $(92), $(124), $(39) and $(15))	228	261	75	29
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax recovery of $nil, $20, less than $1 and $38)	-	(44)	3	(83)
Balance at End of Period	140	(40)	140	(40)
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,566)	(1,153)	(1,135)	(893)
Unrealized gain (loss) on translation of net foreign operations	62	157	(832)	(628)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $10, $45, $(170) and $(175))	(23)	(103)	440	422
Balance at End of Period	(1,527)	(1,099)	(1,527)	(1,099)
Total Accumulated Other Comprehensive Loss	(938)	(723)	(938)	(723)
Total Shareholders’ Equity	$27,009	$21,217	$27,009	$21,217

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2011 • 31

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Cash Flows from Operating Activities
Net income	$793	$669	$2,369	$2,071
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	1	8	2	36
Net (gain) on securities, other than trading	(33)	(17)	(114)	(146)
Net (increase) decrease in trading securities	(356)	4,926	(3,525)	(8,140)
Provision for credit losses	174	214	567	796
(Gain) on sale of securitized loans (Note 3)	(158)	(127)	(424)	(374)
Change in derivative instruments – (increase) decrease in derivative asset	(3,571)	(6,738)	1,710	(1,266)
– Increase (decrease) in derivative liability	2,672	5,509	(3,107)	1,976
Amortization of premises and equipment	73	66	216	195
Amortization of intangible assets	58	52	150	157
Net (increase) decrease in future income taxes	48	(93)	(56)	1
Net (increase) decrease in current income taxes	(107)	225	(6)	(838)
Change in accrued interest – decrease in interest receivable	167	124	159	73
– increase (decrease) in interest payable	-	33	(48)	(176)
Changes in other items and accruals, net	2,964	1,259	998	167
(Gain) on sale of land and buildings	-	-	(1)	(4)
Net Cash Provided by (Used in) Operating Activities	2,725	6,110	(1,110)	(5,472)
Cash Flows from Financing Activities
Net increase in deposits	3,404	2,644	13,218	9,957
Net increase in securities sold but not yet purchased	1,764	1,877	9,373	6,608
Net increase (decrease) in securities lent or sold under repurchase agreements	9,812	(4,226)	8,293	(2,895)
Net increase (decrease) in liabilities of subsidiaries	(2,201)	25	(2,201)	25
Proceeds from issuance of Covered Bonds (Note 10)	-	-	1,500	-
Proceeds from issuance of subordinated debt (Note 9)	-	-	1,500	-
Repayment of subordinated debt	-	-	-	(500)
Proceeds from issuance of preferred shares (Note 11)	-	-	290	-
Redemption of Capital Trust Securities (Note 10)	-	(350)	(400)	(350)
Share issue expense	(1)	(3)	(5)	(3)
Proceeds from issuance of common shares	19	27	93	165
Cash dividends paid	(444)	(303)	(1,219)	(900)
Net Cash Provided by (Used in) Financing Activities	12,353	(309)	30,442	12,107
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	348	(206)	(190)	477
Purchases of securities, other than trading	(4,589)	(6,308)	(13,733)	(21,716)
Maturities of securities, other than trading	2,659	1,698	11,391	6,300
Proceeds from sales of securities, other than trading	3,154	4,421	8,114	14,554
Net (increase) in loans	(3,076)	(6,303)	(9,746)	(13,387)
Proceeds from securitization of loans (Note 3)	995	1,691	4,331	3,534
Net (increase) decrease in securities borrowed or purchased under resale agreements	(5,106)	805	(11,413)	10,549
Proceeds from sales of land and buildings	-	-	1	5
Premises and equipment – net purchases	(137)	(70)	(247)	(140)
Purchased and developed software – net purchases	(69)	(42)	(187)	(162)
Purchase of Troubled Asset Relief Program preferred shares and warrants	(1,642)	-	(1,642)	-
Acquisitions (Note 7)	789	(107)	683	(1,029)
Net Cash (Used in) Investing Activities	(6,674)	(4,421)	(12,638)	(1,015)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	207	80	(1,036)	(492)
Net Increase in Cash and Cash Equivalents	8,611	1,460	15,658	5,128
Cash and Cash Equivalents at Beginning of Period	24,415	13,623	17,368	9,955
Cash and Cash Equivalents at End of Period	$33,026	$15,083	$33,026	$15,083
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$31,584	$14,102	$31,584	$14,102
Cheques and other items in transit, net	1,442	981	1,442	981
	$33,026	$15,083	$33,026	$15,083
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$966	$803	$2,899	$2,529
Amount of income taxes paid in the period	$283	$85	$558	$1,153

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 • BMO Financial Group Third Quarter Report 2011

Notes to Consolidated Financial Statements

July 31, 2011 (Unaudited)

Note 1: Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2010 as set out on pages 114 to 168 of our 2010 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2010 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Loans and Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our

Consolidated Balance Sheet. As at July 31, 2011, there was a $42 million ($nil as at July 31, 2010) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Specific Allowance at beginning of period	68	39	59	54	427	491	-	10	554	594
Provision for credit losses	15	19	107	127	52	68	-	-	174	214
Recoveries	1	2	34	31	26	12	-	-	61	45
Write-offs	(22)	(22)	(142)	(165)	(123)	(93)	-	-	(287)	(280)
Foreign exchange and other	5	-	7	-	6	4	-	-	18	4
Specific Allowance at end of period	67	38	65	47	388	482	-	10	520	577

General Allowance at beginning of period	30	20	354	314	783	912	38	45	1,205	1,291
Provision for credit losses	(1)	2	17	24	(14)	(21)	(2)	(5)	-	-
Foreign exchange and other	-	-	-	-	6	11	-	-	6	11
General Allowance at end of period	29	22	371	338	775	902	36	40	1,211	1,302
Total Allowance	96	60	436	385	1,163	1,384	36	50	1,731	1,879
Comprised of: Loans	96	60	436	385	1,121	1,384	36	50	1,689	1,879
Other credit instruments	-	-	-	-	42	-	-	-	42	-

	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the nine months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Specific Allowance at beginning of period	52	33	47	51	481	507	10	5	590	596
Provision for credit losses	66	69	341	416	212	306	(10)	5	609	796
Recoveries	4	7	93	89	72	35	-	-	169	131
Write-offs	(64)	(71)	(426)	(509)	(368)	(344)	-	-	(858)	(924)
Foreign exchange and other	9	-	10	-	(9)	(22)	-	-	10	(22)
Specific Allowance at end of period	67	38	65	47	388	482	-	10	520	577

General Allowance at beginning of period	22	18	340	266	891	968	44	54	1,297	1,306
Provision for credit losses	7	4	31	48	(72)	(38)	(8)	(14)	(42)	-
Foreign exchange and other	-	-	-	24	(44)	(28)	-	-	(44)	(4)
General Allowance at end of period	29	22	371	338	775	902	36	40	1,211	1,302
Total Allowance	96	60	436	385	1,163	1,384	36	50	1,731	1,879
Comprised of: Loans	96	60	436	385	1,121	1,384	36	50	1,689	1,879
Other credit instruments	-	-	-	-	42	-	-	-	42	-

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2011 • 33

Purchased Loans

We record loans that we purchase at fair value on the day that we acquire the loans, which includes an estimate of expected future credit losses on the acquisition date. As a result, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral. Subsequent to the acquisition date, we will periodically re-evaluate what we expect to collect on the purchased loans. Decreases in expected cash flows will result in a charge to the provision for credit losses and an increase to the allowance for credit losses. Increases in expected cash flows will result in a recovery in the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or if no allowance exists, an increase in the current carrying value of the purchased loans. Because purchased loans are recorded at fair value at acquisition based on the amount expected to be collectible, none of the purchased loans are considered to be impaired as long as expected cash flows continue to equal or exceed the amounts expected at acquisition. Loans purchased as part of our acquisition of Marshall & Ilsley Corporation (“M&I”), had a fair value of $29,240 million as at July 5, 2011. Included in the fair value of these loans is a write-down for estimated future losses of $3,306 million.

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

    We recorded new provisions for (recoveries of) credit losses of $5 million and $(10) million, respectively, for the three and nine months ended July 31, 2011 ($nil and $nil million, respectively, for the three and nine months ended July 31, 2010) related to loans covered by the FDIC loss share agreement. These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 3: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and nine months ended July 31, 2011 and 2010:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
For the three months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Net cash proceeds (1)	992	1,677	-	-	992	1,677
Investment in securitization vehicle (2)	-	-	34	-	34	-
Deferred purchase price	35	51	1	-	36	51
Servicing liability	(6)	(11)	-	-	(6)	(11)
	1,021	1,717	35	-	1,056	1,717
Loans sold	1,003	1,697	35	-	1,038	1,697
Gain on sale of loans from new securitizations	18	20	-	-	18	20
Gain on sale of loans sold to revolving securitization vehicles	14	14	126	93	140	107

	Residential mortgages		Credit card loans		Total
For the nine months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Net cash proceeds (1)	3,114	3,500	1,200	-	4,314	3,500
Investment in securitization vehicle (2)	-	-	115	-	115	-
Deferred purchase price	103	135	37	-	140	135
Servicing liability	(18)	(25)	(5)	-	(23)	(25)
	3,199	3,610	1,347	-	4,546	3,610
Loans sold	3,156	3,554	1,319	-	4,475	3,554
Gain on sale of loans from new securitizations	43	56	28	-	71	56
Gain on sale of loans sold to revolving securitization vehicles	36	44	317	274	353	318
(1) Net cash proceeds represent cash proceeds less issuance costs.	(2) Includes credit card securities retained on-balance sheet by the bank.

34 • BMO Financial Group Third Quarter Report 2011

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans
For the three months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Weighted-average life (years)	4.19	4.16	0.87	1.00
Prepayment rate (%)	18.37	18.70	37.64	35.58
Interest rate (%)	3.82	3.85	21.73	21.39
Expected credit losses (%) (1)	-	-	5.52	4.40
Discount rate (%)	2.43	2.42	9.45	9.49

	Residential mortgages		Credit card loans
For the nine months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Weighted-average life (years)	3.99	4.47	0.91	1.00
Prepayment rate (%)	21.09	17.21	36.98	35.42
Interest rate (%)	3.81	4.01	21.65	21.35
Expected credit losses (%) (1)	-	-	5.52	4.40
Discount rate (%)	2.30	2.61	9.36	9.27
(1)	As the residential mortgages are fully insured, there are no expected credit losses.

Note 4: Variable Interest Entities

Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table. For additional information on our VIEs, refer to Note 9 on pages 128 to 130 of our 2010 Annual Report.

(Canadian $ in millions)	July 31, 2011								October 31, 2010
	Exposure to loss							Total assets	Exposure to loss							Total assets
	Undrawn facilities	(1)	Drawn facilities and loans provided	(2)	Securities held	Derivative assets	Total		Undrawn facilities	(1)	Drawn facilities and loans provided	(2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,283		-		132	4	2,419	1,991	2,958		-		113	14	3,085	2,976
U.S. customer securitization vehicle	3,766		123		-	4	3,893	3,352	3,905		251		-	2	4,158	4,074
Bank securitization vehicles (3)	5,100		-		720	69	5,889	10,787	5,100		-		637	100	5,837	9,469
Credit protection vehicle – Apex (4)(5)	1,030		-		1,270	400	2,700	2,213	1,030		-		1,128	669	2,827	2,208
Structured investment vehicles (6)	89		3,090		-	23	3,202	3,255	171		5,097		-	30	5,298	5,225
Structured finance vehicles	na		na		7,918	-	7,918	11,756	na		na		4,745	-	4,745	5,330
Capital and funding trusts	43		12		2	-	57	1,280	43		12		2	-	57	1,277
Total	12,311		3,225		10,042	500	26,078	34,634	13,207		5,360		6,625	815	26,007	30,559
Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	25		-		25	-	50	25	200		-		196	-	396	196
Capital and funding trusts	3,513		7,487		1,160	85	12,245	9,940	4,081		6,919		740	76	11,816	9,673
Structured finance vehicles	-		-		26	-	26	26	-		-		27	-	27	27
Total	3,538		7,487		1,211	85	12,321	9,991	4,281		6,919		963	76	12,239	9,896
(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at July 31, 2011 and October 31, 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans - Businesses and governments.
(3)	Securities held in our bank securitization vehicles are comprised of $61 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $268 million of deferred purchase price ($261 million in 2010) and $391 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.
(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at July 31, 2011 and October 31, 2010.
(7)	Total assets held as at July 31, 2011 are comprised of a loan of $nil million ($135 million as at October 31, 2010) and $25 million of other assets ($61 million as at October 31, 2010).

na - not applicable

BMO Financial Group Third Quarter Report 2011 • 35

Note 5: Financial Instruments

Change in Accounting Policy

On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010
Fair value of securities at beginning of period	307	387	435	606	791
Net sales/maturities	(48)	(82)	(41)	(175)	(183)
Fair value change recorded in other comprehensive income	9	3	(3)	(2)	(5)
Other than temporary impairment recorded in income	-	-	-	-	-
Impact of foreign exchange	(1)	(1)	(4)	6	3
Fair value of securities at end of period	267	307	387	435	606

For the nine months ended	July 31, 2011	July 31, 2010
Fair value of securities at beginning of period	435	1,378
Net sales/maturities	(171)	(753)
Fair value change recorded in Other Comprehensive Income	9	57
Other than temporary impairment recorded in income	-	(17)
Impact of foreign exchange	(6)	(59)
Fair value of securities at end of period	267	606

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements on pages 117, 132 and 160 to 161 in our 2010 Annual Report for further discussion on the determination of fair value.

(Canadian $ in millions)			July 31, 2011			October 31, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	33,026	33,026	-	17,368	17,368	-
Interest bearing deposits with banks	5,035	5,035	-	3,186	3,186	-
Securities	126,915	127,028	113	123,399	123,433	34
Securities borrowed or purchased under resale agreements	38,301	38,301	-	28,102	28,102	-
Loans
Residential mortgages	54,493	55,123	630	48,715	49,531	816
Consumer instalment and other personal	58,035	58,144	109	51,159	51,223	64
Credit cards	2,239	2,239	-	3,308	3,308	-
Businesses and governments	85,363	85,089	(274)	68,338	68,084	(254)
	200,130	200,595	465	171,520	172,146	626
Customers’ liability under acceptances	7,000	7,000	-	7,001	6,998	(3)
Allowance for credit losses	(1,689)	(1,689)	-	(1,878)	(1,878)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	205,441	205,906	465	176,643	177,266	623
Derivative instruments	47,767	47,767	-	49,759	49,759	-
Premises and equipment	1,977	1,977	-	1,560	1,560	-
Goodwill	3,374	3,374	-	1,619	1,619	-
Intangible assets	1,511	1,511	-	812	812	-
Other assets	13,210	13,210	-	9,192	9,192	-
	476,557	477,135	578	411,640	412,297	657
Liabilities
Deposits	291,412	291,568	156	249,251	249,544	293
Derivative instruments	43,890	43,890	-	47,970	47,970	-
Acceptances	7,000	7,000	-	7,001	7,001	-
Securities sold but not yet purchased	25,412	25,412	-	16,438	16,438	-
Securities lent or sold under repurchase agreements	53,893	53,893	-	47,110	47,110	-
Other liabilities	22,257	22,345	88	17,414	17,504	90
Subordinated debt	5,284	5,505	221	3,776	3,947	171
Capital trust securities	400	407	7	800	823	23
Shareholders’ equity	27,009	27,009	-	21,880	21,880	-
	476,557	477,029	472	411,640	412,217	577
Total fair value adjustment			106			80

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

36 • BMO Financial Group Third Quarter Report 2011

Financial Instruments Designated as Held for Trading

A portion of our structured note liabilities has been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease of $76 million and $30 million in non-interest revenue, trading revenues, respectively, for the three and nine months ended July 31, 2011 (decrease of $74 million and $70 million, respectively, for the three and nine months ended July 31, 2010). This includes an increase of $6 million and a decrease of $1 million, respectively, for the three and nine months ended July 31, 2011 attributable to changes in our credit spread (increase of $4 million and $15 million, respectively, for the three and nine months ended July 31, 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

    The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to July 31, 2011 was an unrealized loss of $30 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

    The fair value and amount due at contractual maturity of these structured notes accounted for as held for trading as at July 31, 2011 were $4,355 million and $4,462 million, respectively ($3,976 million and $4,084 million, respectively, as at October 31, 2010).

    We designate certain insurance investments as trading under the fair value option since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. Electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at July 31, 2011 was $4,676 million ($4,153 million as at October 31, 2010). The impact of recording these as trading securities was an increase of $107 million and $82 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2011 (increase of $46 million and $174 million, respectively, for the three and nine months ended July 31, 2010). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

BMO Financial Group Third Quarter Report 2011 • 37

Fair Value Measurement

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs

(Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)			July 31, 2011	October 31, 2010

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	17,942	-	-	15,932	72	-
Canadian provincial and municipal governments	5,556	108	-	3,910	5	-
U.S. federal government	5,296	-	-	8,060	-	-
U.S. states, municipalities and agencies	315	128	-	849	205	-
Other governments	1,783	-	-	1,365	-	-
Mortgage-backed securities and collateralized mortgage obligations	717	199	-	859	-	211
Corporate debt	8,237	3,484	1,232	7,419	3,595	1,358
Corporate equity	26,232	2,653	-	27,267	603	-
	66,078	6,572	1,232	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	14,275	-	-	14,701	-	-
Canadian provincial and municipal governments	1,318	268	-	1,442	253	-
U.S. federal government	4,778	-	-	5,658	-	-
U.S. states, municipalities and agencies	555	2,736	35	-	4,237	20
Other governments	8,251	748	-	9,455	587	-
Mortgage-backed securities and collateralized mortgage obligations	4,826	8,178	-	688	8,204	20
Corporate debt	3,450	223	1,411	2,959	133	1,500
Corporate equity	190	183	529	139	178	369
	37,643	12,336	1,975	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	25,412	-	-	16,438	-	-
Structured note liabilities	-	4,355	-	-	3,976	-
	25,412	4,355	-	16,438	3,976	-
Derivative Assets
Interest rate contracts	17	29,798	125	24	33,862	217
Foreign exchange contracts	23	11,441	-	45	10,089	-
Commodity contracts	1,492	235	-	2,207	382	-
Equity contracts	2,732	1,047	4	1,028	617	8
Credit default swaps	-	710	143	-	1,120	160
	4,264	43,231	272	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	27	28,459	41	38	32,593	48
Foreign exchange contracts	16	10,566	-	20	9,517	-
Commodity contracts	1,325	253	-	2,087	501	-
Equity contracts	113	2,428	66	53	2,109	71
Credit default swaps	-	594	2	-	930	3
	1,481	42,300	109	2,198	45,650	122

38 • BMO Financial Group Third Quarter Report 2011

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

    Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

    Sensitivity analysis at July 31, 2011 for the most significant Level 3 instruments is provided below.

    Within Level 3 trading securities is corporate debt of $1,208 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

    Within Level 3 available-for-sale corporate debt securities is the deferred purchase price of $599 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $83 million and $(83) million, respectively.

    Within derivative assets and derivative liabilities as at July 31, 2011 was $267 million and $43 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2011.

    During the quarter ended July 31, 2011, no significant transfers were made into or out of Level 3. Securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million, of which $124 million were sold in the quarter. These securities held as at July 31, 2011 are primarily private equity investments for which fair values are determined based on the net assets of the entities.

    During the nine months ended July 31, 2011, $139 million of corporate debt securities within trading securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

    During the nine months ended July 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

    During the nine months ended July 31, 2011, derivative assets of $6 million and derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

    During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The tables on the following page present a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Third Quarter Report 2011 • 39

(Canadian $ in millions)
		Change in Fair Value
For the three months ended July 31, 2011	Balance, April 30, 2011	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at July 31, 2011	Unrealized Gains (losses) (2)
Trading Securities
Corporate debt	1,199	35	-	-	-	(2)	-	1,232	35
Total trading securities	1,199	35	-	-	-	(2)	-	1,232	35
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	12	-	-	23	-	-	-	35	-
Corporate debt	1,547	(26)	(1)	45	(124)	(30)	-	1,411	2
Corporate equity	342	(2)	6	312	(129)	-	-	529	6
Total available-for-sale securities	1,901	(28)	5	380	(253)	(30)	-	1,975	8
Derivative Assets
Interest rate contracts	136	(19)	-	8	-	-	-	125	(18)
Equity contracts	3	4	-	-	-	(3)	-	4	4
Credit default swaps	147	(4)	-	-	-	-	-	143	(4)
Total derivative assets	286	(19)	-	8	-	(3)	-	272	(18)
Derivative Liabilities
Interest rate contracts	42	-	-	-	-	(1)	-	41	-
Equity contracts	74	(8)	-	3	-	(3)	-	66	7
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	118	(8)	-	3	-	(4)	-	109	7

(1) Includes cash settlement of derivative assets and derivative liabilities.	(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2011 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2011 are included in Accumulated Other Comprehensive Income.

(Canadian $ in millions)
		Change in Fair Value
For the nine months ended July 31, 2011	Balance, October 31, 2010	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at July 31, 2011	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	-	-	-	-	(207)	-	-
Corporate debt	1,358	(24)	-	42	(1)	(4)	(139)	1,232	(30)
Total trading securities	1,569	(28)	-	42	(1)	(4)	(346)	1,232	(30)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	1	(1)	23	(8)	-	-	35	(1)
Mortgage-backed securities and collateralized mortgage obligations	20	-	-	-	-	-	(20)	-	-
Corporate debt	1,500	(31)	19	169	(151)	(95)	-	1,411	22
Corporate equity	369	(8)	(19)	320	(133)	-	-	529	(19)
Total available-for-sale securities	1,909	(38)	(1)	512	(292)	(95)	(20)	1,975	2
Derivative Assets
Interest rate contracts	217	(32)	-	8	-	(68)	-	125	118
Equity contracts	8	5	-	-	-	(3)	(6)	4	7
Credit default swaps	160	(11)	-	3	-	(9)	-	143	143
Total derivative assets	385	(38)	-	11	-	(80)	(6)	272	268
Derivative Liabilities
Interest rate contracts	48	-	-	3	-	(10)	-	41	(42)
Equity contracts	71	6	-	3	-	(5)	(9)	66	(67)
Credit default swaps	3	-	-	-	-	(1)	-	2	(2)
Total derivative liabilities	122	6	-	6	-	(16)	(9)	109	(111)

(1) Includes cash settlement of derivative assets and derivative liabilities.	(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2011 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2011 are included in Accumulated Other Comprehensive Income.

40 • BMO Financial Group Third Quarter Report 2011

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at July 31, 2011, the bank held $182 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the nine months ended July 31, 2011, we recorded write-downs of $36 million on these assets.

Note 6: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $12,117 million as at July 31, 2011 ($10,163 million as at October 31, 2010). None of the standby letters of credit or guarantees had an investment rating as at July 31, 2011 or October 31, 2010. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at July 31, 2011, $42 million ($9 million as at October 31, 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 2). No other amount was included in our Consolidated Balance Sheet as at July 31, 2011 and October 31, 2010 related to those standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,065 million as at July 31, 2011 ($14,009 million as at October 31, 2010), of which $11,403 million relates to facilities that are investment grade, $622 million that are non-investment grade and $1,040 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, as at October 31, 2010). As at July 31, 2011, $172 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million as at October 31, 2010), of which $123 million (US$129 million) ($251 million or US$246 million as at October 31, 2010) related to the U.S. customer securitization vehicle discussed in Note 4.

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at July 31, 2011, $3,090 million had been drawn ($5,097 million as at October 31, 2010) in accordance with the terms of the funding facilities related to the SIVs. As at July 31, 2011 and October 31, 2010, no amounts had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle (See Note 4).

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at July 31, 2011 or October 31, 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $36,288 million as at July 31, 2011 ($40,650 million as at October 31, 2010), of which $34,261 million relates to swaps that are investment grade, $1,824 million are non-investment grade swaps and $203 million are not rated ($37,764 million, $2,622 million and $264 million, respectively, as at October 31, 2010). The terms of these contracts range from less than one month to seven years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $596 million as at July 31, 2011 ($933 million as at October 31, 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from one day to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $415 million as at July 31, 2011 ($599 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the

BMO Financial Group Third Quarter Report 2011 • 41

strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from two months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $85 million as at July 31, 2011 ($87 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions.

As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,778 million as at July 31, 2011. No amount was included in our consolidated balance sheet as at July 31, 2011 related to these indemnifications.

Note 7: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Marshall & Ilsley Corporation (“M&I”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & Ilsley Corporation for consideration of approximately $4.0 billion (US $4.2 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&I was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the average of our common share price prevailing during the five day period before and after December 17, 2010, the day the terms of the business combination were agreed to and announced. In addition, immediately prior to the completion of the transaction, we purchased M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US $1.7 billion). The acquisition of M&I allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset which is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset which is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset which is being amortized on an accelerated basis over a period of five years. Goodwill related to this acquisition is not deductible for tax purposes. M&I is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate reporting segments. Goodwill was allocated to these segments except for Corporate.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management, for cash consideration of $89 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. Contingent consideration of approximately $13 million is expected to be paid in future years related to this acquisition. During the quarter ended July 31, 2011, we increased the purchased price by $2 million to $89 million based on a revaluation of net assets acquired. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the FDIC for total consideration of $253 million, subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million based on a revaluation of the net assets acquired. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the quarter ended January 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

42 • BMO Financial Group Third Quarter Report 2011

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	M&I	LGM	AMCORE
Cash resources (1)	2,838	3	420
Securities	5,975	3	10
Loans	29,240	-	1,551
Premises and equipment	390	-	20
Goodwill	1,770	59	86
Intangible assets	649	31	24
Deferred tax asset	2,421	-	-
Other assets	2,292	-	494
Total assets	45,575	96	2,605
Deposits	33,860	-	2,207
Other liabilities	7,726	7	153
Total liabilities	41,586	7	2,360
Purchase price	3,989	89	245

The allocation of the purchase price for M&I and LGM is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1) Cash resources, acquired through the M&I and AMCORE acquisitions include cash and cash equivalents and interest bearing deposits.

Note 8: Employee Compensation

Stock Options

During the three months ended July 31, 2011, we granted a total of 3,676,632 stock options (nil during the three months ended July 31, 2010). All grants relate to the stock options granted as part of the M&I acquisition. The weighted-average fair value of options granted during the three months ended July 31, 2011 was $2.22 per option ($nil per option for the three months ended July 31, 2010). The following weighted-average assumptions were used to determine the fair value of options on the date of grant for the three months ended July 31, 2011:

For stock options granted during the three months ended	July 31, 2011	July 31, 2010
Expected dividend yield	5.5%	na
Expected share price volatility	18.7%	na
Risk-free rate of return	1.8%	na
Expected period until exercise (in years)	4.6	na

Changes to the input assumptions can result in different fair value estimates.	na - not applicable

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Benefits earned by employees	41	32	5	5
Interest cost on accrued benefit liability	63	63	14	15
Actuarial loss recognized in expense	23	18	1	-
Amortization of plan amendment costs	5	4	(1)	(2)
Expected return on plan assets	(81)	(73)	(1)	(2)
Benefits expense	51	44	18	16
Canada and Quebec pension plan expense	15	17	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	68	63	18	16

	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Benefits earned by employees	118	96	16	15
Interest cost on accrued benefit liability	189	191	40	43
Actuarial loss recognized in expense	67	55	4	2
Amortization of plan amendment costs	12	12	(5)	(5)
Expected return on plan assets	(243)	(218)	(3)	(4)
Benefits expense	143	136	52	51
Canada and Quebec pension plan expense	53	49	-	-
Defined contribution expense	7	7	-	-
Total pension and other employee future benefit expenses	203	192	52	51

BMO Financial Group Third Quarter Report 2011 • 43

Note 9: Subordinated Debt

During the quarter ended April 30, 2011, we issued $1.5 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First Tranche, is due July 8, 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at our option with the prior approval of the Office of Superintendent of Financial Institutions of Canada (“OSFI”) at par commencing July 8, 2016.

During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 10: Deposits and Capital Trust Securities

Deposits

During the quarter ended January 31, 2011, we issued US$1.5 billion Covered Bonds – Series 3. This deposit pays interest of 2.625% and matures on January 25, 2016.

Capital Trust Securities

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

    During the quarter ended July, 31, 2010, we redeemed all of our Capital Trust Securities – Series A (“BMO BOaTS”) at a redemption amount equal to $1,000 plus unpaid indicated distributions, representing an aggregate redemption of $350 million.

Note 11: Share Capital

During the quarter ended July 31, 2011 and 2010, we did not issue or redeem any preferred shares.

During the quarter ended July 31, 2011, we issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I.

During the quarter ended April 30, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase for cancellation up to 15,000,000 of our common shares during the period from December 16, 2010 to December 15, 2011.

We did not repurchase any common shares under the existing normal course issuer bid. We did not repurchase any common shares under our previous normal course issuer bid, which expired on December 1, 2010.

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2011		October 31, 2010
	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	-
Class B – Series 10 (2)	12,000,000	396	12,000,000	396	common shares (3)
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares - class B-series 17 (4)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares - class B-series 19 (4)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares - class B-series 22 (4)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares - class B-series 24 (4)
Class B – Series 25	11,600,000	290	-	-	preferred shares - class B-series 26 (4)
		2,861		2,571
Common Shares	637,353,972	11,111	566,468,440	6,927
Share Capital		13,972		9,498
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2010 on pages 145 to 149 of our 2010 Annual Report.
(2)	Face value is US$300 million.
(3)	The number of shares issuable on conversion is not determinable until the date of conversion.
(4)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(5)	The stock options issued under stock option plan are convertible into 17,969,488 common shares as at July 31, 2011 (15,232,139 common shares as at October 31, 2010).

44 • BMO Financial Group Third Quarter Report 2011

Note 12: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Net income	793	669	2,369	2,071
Dividends on preferred shares	(39)	(33)	(107)	(102)
Net income available to common shareholders	754	636	2,262	1,969
Average number of common shares outstanding (in thousands)	589,849	561,839	575,398	558,047
Basic earnings per share (Canadian $)	1.28	1.13	3.93	3.53

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Net income available to common shareholders adjusted for dilution effect	754	636	2,262	1,970
Average number of common shares outstanding (in thousands)	589,849	561,839	575,398	558,047
Convertible shares	248	252	248	252
Stock options potentially exercisable (1)	9,970	11,073	10,266	11,060
Common shares potentially repurchased	(7,921)	(7,968)	(8,011)	(7,905)
Average diluted number of common shares outstanding (in thousands)	592,146	565,196	577,901	561,454
Diluted earnings per share (Canadian $)	1.27	1.13	3.91	3.51
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,291,209 and 1,774,297, with a weighed-average exercise price of $139.93 and $97.41, respectively, for the three months and nine months ended July 31, 2011 (1,207,385 and 2,484,804 with a weighted-average exercise price of $65.80 and $60.93, respectively, for the three months and nine months ended July 31, 2010) as the average share price for the period did not exceed the exercise price.

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated minimum capital ratios requirement as at July 31, 2011. Our capital position as at July 31, 2011 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 14: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at July 31, 2011 are outlined in the Risk Management section on page 10 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

BMO Financial Group Third Quarter Report 2011 • 45

Note 15: Contingent Liabilities

BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) and Bank of Montreal were named defendants in an action brought by investors in securities of Adelphia Communications Corporation (“Adelphia”). During the quarter ended

July 31, 2011, we settled this action, which resolves all outstanding litigation related to Adelphia.

Note 16: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as adjusted operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services

Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

46 • BMO Financial Group Third Quarter Report 2011

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Acquisition of Marshall & Ilsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for future expected losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Corporate Services results will include any changes in our estimate of future expected losses as well as adjustments to net interest income to reflect current market rates. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

U.S. Mid-Market Client Accounts

Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

Impaired Real Estate Secured Loans

During the quarter ended July 31, 2011, approximately $0.9 billion of impaired real estate secured loans comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior periods have been restated to reflect this transfer.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2011 • 47

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	1,103	397	111	318	(237)	1,692
Non-interest revenue	424	93	506	519	40	1,582
Total Revenue	1,527	490	617	837	(197)	3,274
Provision for credit losses	137	52	2	30	(47)	174
Amortization	35	28	10	7	51	131
Non-interest expense	753	270	451	451	55	1,980
Income before taxes and non-controlling interest in subsidiaries	602	140	154	349	(256)	989
Income taxes	170	48	34	70	(144)	178
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	432	92	120	279	(130)	793
Average Assets	154,539	39,175	16,671	217,208	13,656	441,249
Goodwill (As At)	120	2,336	736	180	2	3,374

For the three months ended July 31, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	1,064	278	92	353	(216)	1,571
Non-interest revenue	425	86	452	326	47	1,336
Total Revenue	1,489	364	544	679	(169)	2,907
Provision for credit losses	129	31	1	66	(13)	214
Amortization	34	17	9	9	49	118
Non-interest expense	731	235	395	413	6	1,780
Income before taxes and non-controlling interest in subsidiaries	595	81	139	191	(211)	795
Income taxes	171	29	34	61	(188)	107
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income	424	52	105	130	(42)	669
Average Assets	147,194	31,759	14,424	197,636	6,604	397,617
Goodwill (As At)	121	1,026	364	114	2	1,627

For the nine months ended July 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	3,270	974	322	951	(578)	4,939
Non-interest revenue	1,260	226	1,538	1,685	189	4,898
Total Revenue	4,530	1,200	1,860	2,636	(389)	9,837
Provision for credit losses	409	124	6	90	(62)	567
Amortization	105	64	27	21	149	366
Non-interest expense	2,235	706	1,330	1,398	145	5,814
Income before taxes and non-controlling interest in subsidiaries	1,781	306	497	1,127	(621)	3,090
Income taxes	504	107	123	356	(423)	667
Non-controlling interest in subsidiaries	-	-	-	-	54	54
Net Income	1,277	199	374	771	(252)	2,369
Average Assets	152,841	32,752	15,723	210,569	11,852	423,737
Goodwill (As At)	120	2,336	736	180	2	3,374

For the nine months ended July 31, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	3,073	809	266	1,094	(617)	4,625
Non-interest revenue	1,237	245	1,386	1,348	140	4,356
Total Revenue	4,310	1,054	1,652	2,442	(477)	8,981
Provision for credit losses	370	93	5	198	130	796
Amortization	101	48	28	26	149	352
Non-interest expense	2,096	657	1,180	1,336	(54)	5,215
Income before taxes and non-controlling interest in subsidiaries	1,743	256	439	882	(702)	2,618
Income taxes	521	88	108	280	(506)	491
Non-controlling interest in subsidiaries	-	-	-	-	56	56
Net Income	1,222	168	331	602	(252)	2,071
Average Assets	144,068	31,703	14,037	199,414	5,651	394,873
Goodwill (As At)	121	1,026	364	114	2	1,627
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

48 • BMO Financial Group Third Quarter Report 2011

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2011	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,263	404	25	1,692
Non-interest revenue	1,185	322	75	1,582
Total Revenue	2,448	726	100	3,274
Provision for credit losses	94	80	-	174
Amortization	90	40	1	131
Non-interest expense	1,353	583	44	1,980
Income before taxes and non-controlling interest in subsidiaries	911	23	55	989
Income taxes	185	(11)	4	178
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	713	29	51	793
Average Assets	279,657	140,807	20,785	441,249
Goodwill (As At)	452	2,901	21	3,374

For the three months ended July 31, 2010	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,198	346	27	1,571
Non-interest revenue	1,004	281	51	1,336
Total Revenue	2,202	627	78	2,907
Provision for credit losses	110	104	-	214
Amortization	88	29	1	118
Non-interest expense	1,270	467	43	1,780
Income before taxes and non-controlling interest in subsidiaries	734	27	34	795
Income taxes	102	8	(3)	107
Non-controlling interest in subsidiaries	15	4	-	19
Net Income	617	15	37	669
Average Assets	252,642	116,854	28,121	397,617
Goodwill (As At)	448	1,158	21	1,627

For the nine months ended July 31, 2011	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	3,770	1,092	77	4,939
Non-interest revenue	3,772	926	200	4,898
Total Revenue	7,542	2,018	277	9,837
Provision for credit losses	279	289	(1)	567
Amortization	266	97	3	366
Non-interest expense	4,109	1,559	146	5,814
Income before taxes and non-controlling interest in subsidiaries	2,888	73	129	3,090
Income taxes	650	5	12	667
Non-controlling interest in subsidiaries	40	14	-	54
Net Income	2,198	54	117	2,369
Average Assets	275,764	126,691	21,282	423,737
Goodwill (As At)	452	2,901	21	3,374

For the nine months ended July 31, 2010	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	3,521	1,012	92	4,625
Non-interest revenue	3,238	944	174	4,356
Total Revenue	6,759	1,956	266	8,981
Provision for credit losses	387	417	(8)	796
Amortization	264	85	3	352
Non-interest expense	3,747	1,341	127	5,215
Income before taxes and non-controlling interest in subsidiaries	2,361	113	144	2,618
Income taxes	462	26	3	491
Non-controlling interest in subsidiaries	42	14	-	56
Net Income	1,857	73	141	2,071
Average Assets	256,020	111,248	27,605	394,873
Goodwill (As At)	448	1,158	21	1,627

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Third Quarter Report 2011 • 49